UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number:  001-34677

Scorpio Tankers Inc.
(Translation of registrant’s name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the proxy statement and proxy card of Scorpio Tankers Inc. (the "Company") for the Company's 2012 Annual Meeting of Shareholders scheduled to be held on May 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)

Dated: May 1, 2012
By: /s/  Brian Lee
Brian Lee
Principal Financial Officer

Exhibit 1

April 20, 2012

TO THE SHAREHOLDERS OF SCORPIO TANKERS INC.

Enclosed is a Notice of the Annual Meeting of Shareholders of Scorpio Tankers Inc. (the “Company” or “Scorpio Tankers”) which will be held at the office of Scorpio Ship Management S.A.M. 9, Boulevard Charles III, Monaco 98000 on May 31, 2012 at 4:00 p.m.

At this Annual Meeting (the “Meeting”), holders of shares of the Company’s common stock (the “Shareholders”) will consider and vote upon proposals:

1	To elect two Class II Directors to serve until the 2015 Annual Meeting of Shareholders (“Proposal One”);

2.	To approve the appointment of Deloitte LLP as the Company’s independent auditors for the fiscal year ending December 31, 2012 (“Proposal Two”); and

3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

Adoption of Proposal One requires the vote of a plurality of the votes cast at the Meeting.  Adoption of Proposal Two requires the vote of a majority of the votes cast at the Meeting.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD TO BE MAILED TO YOU ON OR ABOUT APRIL 20, 2012, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours,

/s/ Emanuele Lauro
Chairman and Chief Executive Officer

Monaco	New York
9, Boulevard Charles III, Monaco 98000	150 East 58th Street - New York, NY 10155, USA
Tel: +377-9798-5716; Fax: +377 92 05 70 45	Tel: +1 212 542 1616; Fax: +1 212 542 1618

e-mail & website: info@scorpiotankers.com
www.scorpiotankers.com

SCORPIO TANKERS INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

April 20, 2012

NOTICE IS HEREBY given that the Annual Meeting of the holders of shares of common stock (the “Shareholders”) of Scorpio Tankers Inc. (the “Company”) will be held on May 31, 2012 at 4:00 p.m., at the office of Scorpio Ship Management S.A.M. 9, Boulevard Charles III, Monaco 98000, (the “Meeting”) for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1	To elect two Class II Directors to serve until the 2015 Annual Meeting of Shareholders;

2.	To approve the appointment of Deloitte LLP as the Company’s independent auditors for the fiscal year ending December 31, 2012; and

3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on April 9, 2012 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Luca Forgione
Secretary
April 20, 2012
Monaco

SCORPIO TANKERS INC.
9, BOULEVARD CHARLES III, MONACO 98000
______________________

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 31, 2012
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Scorpio Tankers Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of holders of shares of common stock of the Company (the “Shareholders”) to be held at the office of Scorpio Ship Management S.A.M. 9, Boulevard Charles III, Monaco 98000 on May 31, 2012 at 4:00 p.m., or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders of the Company entitled to vote at the Meeting on or about April 20, 2012.

VOTING RIGHTS AND OUTSTANDING SHARES

On April 9, 2012 (the “Record Date”), the Company had outstanding 38,635,394 shares of common stock, par value $0.01 per share (the “Common Shares”).  Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more Shareholders representing at least 33 1/3 per cent of the total voting rights of the Company present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “STNG”.

REVOCABILITY OF PROXIES

A Shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company’s registered office, 9, Boulevard Charles III, Monaco 98000, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF DIRECTORS

The Company currently has five directors divided into three classes.  As provided in the Company’s Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director’s successor is elected and has qualified.  Accordingly, the Board has nominated Robert Bugbee and Donald C. Trauscht, each a Class II Director, for re-election as directors whose term would expire at the 2015 annual meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Company’s Board

Information concerning the nominees for directors of the Company is set forth below:

Name	Age	Position
Robert Bugbee	51	Class II Director
Donald C. Trauscht	77	Class II Director

Robert Bugbee, our President and a Class II Director, has more than 25 years of experience in the shipping industry. He joined Scorpio Group in February 2009 and has continued to serve there in senior management. Prior to joining Scorpio Group, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industry. From 1995 to 2007, Mr. Bugbee was employed at OMI Corporation, or OMI, a NYSE-listed tanker company sold in 2007. While at OMI, Mr. Bugbee most recently served as President from January 2002 until the sale of the company, and he previously served as Executive Vice President since January 2001, Chief Operating Officer since March 2000 and Senior Vice President of OMI from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1993. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time he took a two year sabbatical from 1987 for the M.I.B. Programme at the Norwegian School for Economics and Business administration in Bergen. He has a Fellowship from the International Shipbrokers Association and a B.A. (Honors) in from London University.

Donald C. Trauscht, a Class II Director, has served as the Chairman of BW Capital Corporation, a private investment company, since 1996. From 1967 to 1995, Mr. Trauscht held a number of positions at Borg-Warner Corporation, including Chairman and Chief Executive Officer. While at Borg Warner, Mr. Trauscht supervised an annual capital budget of $250 million and was responsible for risk assessment decisions involving the company’s investments. He has participated in acquisitions, divestments, financings, public offerings and other transactions whose combined value is over $30 billion. Mr. Trauscht is a director of Esco Technologies Inc., Hydac International Corporation, Bourns Inc., and EyesForLearning LLC. He formerly served as a director of Baker Hughes Inc., Cordant Technologies Inc., Blue Bird Corporation, Imo Industries Inc., Mannesmann Capital Corporation, Wynn International Inc., Recon Optical Inc., Global Motorsport Group Inc., OMI Corporation, IES Corporation, and NSK-Warner Ltd. He has served as the Chairman, Lead Director, and Audit Committee, Compensation Committee, and Governance Committee Chairman at numerous public and private companies.

Required Vote.  Adoption of Proposal One requires the vote of a plurality of the votes cast at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Deloitte LLP as the Company's independent auditors for the fiscal year ending December 31, 2012.

Deloitte LLP has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Adoption of Proposal Two requires the vote of a majority of the votes cast at the Meeting.

Effect of abstentions.  Abstentions will not affect the vote on Proposal Two.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE LLP AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2012.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.

ELECTRONIC DELIVERY

Shareholders can access documents related to the Meeting, including the Company’s latest annual report, at: http://www.edocumentview.com/STNG.

For shareholders who hold their shares through a bank or brokerage account, instead of receiving future copies of these documents by mail, shareholders can elect to receive an e-mail that will provide electronic links to the proxy materials. Opting to receive your proxy materials online will save the Company the cost of producing and mailing documents to your home or business, and will also give you an electronic link to the proxy voting site.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board

/s/ Luca Forgione
Secretary

April 20, 2012
Monaco

Scorpio Tankers Inc.

IMPORTANT ANNUAL MEETING INFORMATION 000004

ENDORSEMENT_LINE__________ SACKPACK_________

MR A SAMPLE
DESIGNATION (IF ANY)
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Admission Ticket

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Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Time, on May 31, 2012.

Vote by Internet
- Go to www.envisionreports.com/STNG
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone
- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. [X]

Annual Meeting Proxy Card

1234 5678 9012 345

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR both the nominees listed and FOR Proposal 2.

1. Election of Directors:

	For	Withhold		For	Withhold
01 - Robert Bugbee	☐	☐	02 - Donald C. Trauscht	☐	☐

+

	For	Against	Abstain
2. Ratify appointment of Deloitte LLP as the Company's independent auditors for the fiscal year ending December 31, 2012.	☐	☐	☐

B Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark the box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below. / /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

C 1234567890 JNT
21DV 1377341

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01GKCA

2012 Annual Meeting Admission Ticket

2012 Annual Meeting of
Scorpio Tankers Inc. Shareholders

May 31, 2012, 4:00 p.m. Local Time
Office of Scorpio Ship Management S.A.M.,
9, Boulevard Charles III, Monaco 98000

Upon arrival, please present this admission ticket
and photo identification at the registration desk.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Scorpio Tankers Inc.

Notice of 2012 Annual Meeting of Shareholders.

Office of Scorpio Ship Management S.A.M., 9, Boulevard Charles III, Monaco 98000
Proxy Solicited by Board of Directors for Annual Meeting - (May 31, 2012)

Emanuele A. Lauro, with the power of substitution, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of Scorpio Tankers Inc. to be held on May 31, 2012 or at any postponement or adjournment thereof. **Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR all nominees in Proposal 1, and FOR Proposal 2. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.** (Items to be voted appear on reverse side.)